UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  3)*

GAMCO Investors, Inc.

(Name of Issuer)

Class A Common Stock, $.001 par value

(Title of Class of Securities)

36239Y102

(CUSIP Number)

Laurie Smiley, Esq.
Matthew S. Topham, Esq.	Irene Song, Esq.
Preston Gates & Ellis LLP	Cascade Investment, L.L.C.
925 Fourth Avenue, Suite 2900	2365 Carillon Point
Seattle, Washington 98104	Kirkland, WA 98033
(206) 623-7580	(425) 889-7900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 16, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36239Y102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cascade Investment, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization State of Washington

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 961,538*

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 961,538*

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 961,538*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 14.2%

14.	Type of Reporting Person (See Instructions) OO

*All Common Stock held by Cascade may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade.  Michael Larson, the Business Manager of Cascade, has voting and investment power with respect to the Common Stock held by Cascade.  Mr. Larson disclaims any beneficial ownership of the Common Stock beneficially owned by Cascade and Mr. Gates.

CUSIP No. 36239Y102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) William H. Gates III

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 961,538

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 961,538

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 961,538

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 14.2%

14.	Type of Reporting Person (See Instructions) IN

EXPLANATORY STATEMENT

This Amendment No. 3 to Schedule 13D is being filed jointly by Cascade Investment, L.L.C. and William H. Gates III (collectively, the “Reporting Persons”) to report that as a result of a decrease in the number of shares of the Issuer’s Common Stock outstanding, as reported in the Issuer’s Form 10-K for the fiscal year ended December 31, 2005, which was filed with the Securities and Exchange Commission on March 16, 2006, the Reporting Persons’ ownership percentage has increased to approximately 14.2%.  The Reporting Persons have not acquired beneficial ownership of any additional shares of the Issuer’s Common Stock since the Reporting Persons filed Amendment No. 2 to Schedule 13D on February 15, 2006.

Item 1.	Security and Issuer

This Schedule 13D relates to the Class A Common Stock, $.001 par value (the “Common Stock”), of GAMCO Investors, Inc. (the “Issuer”).  The principal executive offices of the Issuer are located at One Corporate Center, Rye, New York 10580.

Item 2.	Identity and Background

(a)           This Schedule 13D is being filed jointly by Cascade Investment, L.L.C. (“Cascade”) and William H. Gates III (“Gates”).  The foregoing persons are hereinafter sometimes referred to collectively as the “Reporting Persons.”

(b)-(c)     Cascade is a limited liability company organized under the laws of the State of Washington. Cascade is a private investment entity that seeks appreciation of its assets for the benefit of its owner.  The address of Cascade’s principal place of business and principal office is 2365 Carillon Point, Kirkland, Washington 98033.

William H. Gates III, a natural person, is the Chairman of the Board of Microsoft Corporation.  Mr. Gates is the sole member of Cascade.  The address of his principal office and principal place of business is One Microsoft Way, Redmond, Washington 98052.

The executive officers and persons controlling Cascade are set forth on Exhibit A, which is attached hereto and incorporated herein by reference.  Exhibit A sets forth the following information with respect to each such person: (i) name; (ii) business address; (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (iv) citizenship.

(d)-(e)     During the last five years, neither the Reporting Persons nor any person named in Exhibit A has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)            Mr. Gates is a citizen of the United States of America.

Item 5.	Interest in Securities of the Issuer

(a)           See items 11 and 13 of the cover pages to this Schedule 13D for the aggregate number of shares and percentage of Common Stock beneficially owned by each of the Reporting Persons.

As of March 1, 2006, there were 5,829,685 shares of Common Stock issued and outstanding according to the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005, filed with the Securities and Exchange Commission on March 16, 2006 (SEC File No. 001-14761).

As of the filing date of this Schedule 13D, Cascade beneficially owns 961,538 shares of Common Stock issuable upon conversion of a promissory note issued by the Issuer to Cascade (the “Note”), which represents approximately 14.2% of the shares of Common Stock currently issued and outstanding, including the shares of Common Stock issuable upon conversion of the Note.

All shares held by Cascade may be deemed to be beneficially owned by Gates as the sole member of Cascade.  Therefore, as of the filing date of this Schedule 13D, Gates may be deemed to beneficially own 961,538 shares of Common Stock, which represents approximately 14.2% of the shares of Common Stock currently issued and outstanding, including the shares of Common Stock issuable upon conversion of the Note.

(b)           See items 7 through 10 of the cover pages to this Schedule 13D for the number of shares of Common Stock beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition.

As of the filing date of this Schedule 13D, if Cascade converted the Note, Cascade (and Gates, as the sole member of Cascade) would have sole power to vote or direct the vote and dispose or direct the disposition of 961,538 shares of Common Stock.

(c)           Except as set forth in this Schedule 13D, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of the persons listed on Exhibit A, (i) beneficially owns any shares of Common Stock, or (ii) have effected any transaction in Common Stock during the past 60 days.

(d)           Except as set forth in this Schedule 13D, to the knowledge of the Reporting Persons, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Schedule 13D.

(e)           Not applicable.

Item 7.	Material to Be Filed as Exhibits

Exhibit	Description

A	List of each executive officer, director or person controlling Cascade Investment, L.L.C.

B

Note Purchase Agreement, dated as of August 10, 2001, by and among Cascade Investment, L.L.C., Gabelli Asset Management Inc., Mario J. Gabelli, Gabelli Group Capital Partners, Inc., Rye Holdings, Inc., and Rye Capital Partners, Inc. (incorporated herein by reference to Exhibit 99.2 of Cascade’s Schedule 13D, filed with the SEC on August 23, 2001)

C

Convertible Promissory Note dated August 14, 2001, issued by Gabelli Asset Management Inc. to Cascade Investment, L.L.C., as amended (incorporated herein by reference to Exhibit 99.4 to the Issuer’s Form 8-K, filed with the SEC on March 2, 2005)

D

Registration Rights Agreement dated August 14, 2001, between Gabelli Asset Management Inc. and Cascade Investment, L.L.C. (incorporated herein by reference to Exhibit 99.4 of Cascade’s Schedule 13D, filed with the SEC on August 23, 2001)

E

First Amendment, dated as of July 1, 2003, to the Note Purchase Agreement, by and among Cascade Investment, L.L.C., Gabelli Asset Management Inc., Mario J. Gabelli, Gabelli Group Capital Partners, Inc., Rye Holdings, Inc. and Rye Capital Partners, Inc. (incorporated herein by reference to Exhibit 4.1 to the Issuer’s Form 10-Q for the quarter ended June 30, 2003, filed with the SEC on August 14, 2003).

F

Second Amendment, dated as of August 4, 2004, to the Note Purchase Agreement, by and among Cascade Investment, L.L.C., Gabelli Asset Management Inc., Mario J. Gabelli, Gabelli Group Capital Partners, Inc., Rye Holdings, Inc. and Rye Capital Partners, Inc. (incorporated herein by reference to Exhibit 4.1 to the Issuer’s Form 10-Q for the quarter ended June 30, 2004, filed with the SEC on August 9, 2004).

G

Third Amendment, dated as of February 28, 2005, to the Note Purchase Agreement, by and among Cascade Investment, L.L.C., Gabelli Asset Management Inc., Mario J. Gabelli, Gabelli Group Capital Partners, Inc., Rye Holdings, Inc. and Rye Capital Partners, Inc. (incorporated herein by reference to Exhibit 99.2 to the Issuer’s Form 8-K, filed with the SEC on March 2, 2005).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 27, 2006

CASCADE INVESTMENT, L.L.C.

	By:	/s/ Michael Larson
Name: Michael Larson
Title: Business Manager

WILLIAM H. GATES III

	By:	/s/ Michael Larson
Name: Michael Larson*
Title: Attorney-in-fact

JOINT FILING AGREEMENT

We, the signatories of the statement to which this Joint Filing Agreement is attached, hereby agree that such statement is filed, and any amendments thereto filed by either of us will be filed, on behalf of each of us.

Dated: March 27, 2006

CASCADE INVESTMENT, L.L.C.

	By:	/s/ Michael Larson
Name: Michael Larson
Title: Business Manager

WILLIAM H. GATES III

	By:	/s/ Michael Larson
Name: Michael Larson*
Title: Attorney-in-fact

*  Duly authorized under Special Power of Attorney appointing Michael Larson attorney-in-fact, dated February 3, 2006, by and on behalf of William H. Gates III, filed as Exhibit 99.1 to Cascade Investment, L.L.C.’s Amendment No. 2 to Schedule 13G with respect to Arch Capital Group Ltd. on March 7, 2006, SEC File No. 005-45257, and incorporated by reference herein.